Exhibit 12.1

First BanCorp
Computation of Ratio of Earnings to Fixed Charges

Quarter Ended
March 31, 2015

Including Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$33,678
Plus:
Fixed Charges (excluding capitalized interest)	27,727

Total earnings	$61,405

Fixed Charges:
Interest expensed and capitalized	$26,838
An estimate of the interest component within rental expense	889
Total Fixed Charges	$27,727
Ratio of Earnings to Fixed Charges	2.21

Excluding Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$33,678
Plus:
Fixed Charges (excluding capitalized interest)	10,033

Total earnings	$43,711

Fixed Charges:
Interest expensed and capitalized	$9,144
An estimate of the interest component within rental expense	889

Total Fixed Charges	$10,033

Ratio of Earnings to Fixed Charges	4.36